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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

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GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES
OUTLOOK FOR FULL YEAR 2017

Guadalajara, Jalisco, Mexico, July 19, 2017 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces its guidance for the period of January 1 to December 31, 2017.

Traffic	11% +- 1%
Aeronautical Revenue	17% +- 1%
Non-Aeronautical Revenue	17% +- 1%
Total Revenue	17% +- 1%
EBITDA	16% +- 1%
EBITDA Margin	69% +- 1%
CAPEX	Ps. 2.5 billion

•	Passenger traffic estimates are based on the consolidation of the routes developed to date, the increase of occupancy load factors, and airlines’ flight frequencies and seat availability.

•	The revenue increase is based on traffic performance, applicable passenger fees, contract terms and current commercial agreements, as well as the development of other activities.

•	The increase in cost of services reflects operating requirements needed to meet higher airport service demand, infrastructure expansion and service quality improvements, and the hiring of additional personnel for the operations, maintenance, security and cleaning departments.

•	CAPEX reflects committed investments for GAP airports in Mexico under the Master Development Programs and the Montego Bay airport in Jamaica under the Capital Development Program.

For more information please visit www.aeropuertosgap.com.mx or contact:

In México	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691/94
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

These figures are based on the Company’s current expectation of domestic and international aeronautical industry growth during 2017, as supported by GAP’s strategy of focusing on medium- and long-term business fundamentals.

These figures are estimates based on current assumptions that management believes are reasonable. Many of the factors affecting these current assumptions and the estimates on which they are based are outside of the Company’s control and are subject to change over the course of the year based on various external factors including, but not limited to, airline performance, domestic and international economic conditions and government regulations. Please refer to GAP’s annual report on Form 20-F for the year ended December 31, 2016, published in 2017, for a more extensive list of factors that could affect traffic, revenues and expenses.

* * *

Note: EBITDA (earnings before interest expense, income taxes, depreciation and amortization) is not a standardized measure of performance or financial condition under the accounting principles contained in International Financial Reporting Standards (“IFRS”). This measure is not comparable to measures used by other entities.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: July 19, 2017